                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  3 )*
                                            ---

                           Cox Communications, Inc.
                           ------------------------
                               (Name of Issuer)

                Class A Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  224044 10 7
                       ---------------------------------
                                (CUSIP Number)

                 Andrew A. Merdek, Esq., Cox Enterprises, Inc.
         1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
         ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 22, 1996
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     [_].

Check the following box if a fee is being paid with the statement  [_].   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP NO. 224044 10 7                                 PAGE 2 OF 21 PAGES
- -------------------------                             --------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     Cox Enterprises, Inc.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)______
                                                      Not Applicable  (B)______
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                      OO (See Item 3)
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)_____                               Not Applicable
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
- --------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER                        0
SHARES        ------------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER                      203,394,484
OWNED BY                                                   (Owned Indirectly)**
EACH          ------------------------------------------------------------------
REPORTING      9  SOLE DISPOSITIVE POWER                   0
PERSON        ------------------------------------------------------------------
WITH          10  SHARED DISPOSITIVE POWER                 203,394,484
                                                           (Owned Indirectly)**
              ------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           203,394,484
                                                           (Owned Indirectly)**
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           Not Applicable
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Approximately 75.3%**
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                             CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Enterprises, Inc. ("CEI") may be converted at any time on a share-for-share basis. Assuming the delivery to the ML & Co. Subsidiary of 9,775,000 shares of Class A Common Stock, which is the maximum number of shares required by ML & Co. to pay and discharge or redeem all of the STRYPES pursuant to the STRYPES Agreement, CEI would indirectly beneficially own 193,619,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 71.65% of the Class A Common Stock. (See Item 4).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP NO. 224044 10 7                                 PAGE 3 OF 21 PAGES
- -------------------------                             --------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     Cox Holdings, Inc.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)_______
                                                      Not Applicable  (B)_______
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                      OO (See Item 3)
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)_____                               Not Applicable
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
- --------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER                        0
SHARES        ------------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER                      189,953,558**
OWNED BY      ------------------------------------------------------------------
EACH           9  SOLE DISPOSITIVE POWER                   0
REPORTING     ------------------------------------------------------------------
PERSON        10  SHARED DISPOSITIVE POWER                 189,953,558**
WITH
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           189,953,558**
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           Not Applicable
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    Approximately 70.5%**
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                             CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes 12,848,235 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox Holdings, Inc. ("CHI") may be converted at any time on a share-for-share basis. Assuming the delivery to the ML & Co. Subsidiary of 9,775,000 shares of Class A Common Stock, which is the maximum number of shares required by ML & Co. to pay and discharge or redeem all of the STRYPES pursuant to the STRYPES Agreement, CHI would beneficially own 180,178,558 shares of Class A Common Stock (including 12,848,235 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 66.91% of the Class A Common Stock. (See Item 4).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP NO. 224044 10 7                                 PAGE 4 OF 21 PAGES
- -------------------------                             --------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     Cox Discovery,  Inc.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)_______
                                                      Not Applicable  (B)_______
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                      OO (See Item 3)
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)_____                               Not Applicable
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
- --------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER                        0
SHARES        ------------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER                      13,440,926**
OWNED BY      ------------------------------------------------------------------
EACH           9  SOLE DISPOSITIVE POWER                   0
REPORTING     ------------------------------------------------------------------
PERSON        10  SHARED DISPOSITIVE POWER                 13,440,926**
WITH
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           13,440,926**
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           Not Applicable
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    Approximately 5.2%**
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                             CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes 950,661 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox Discovery, Inc. ("CDI") may be converted at any time on a share-for-share basis.

                        AMENDMENT NO. 3 TO SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP NO. 224044 10 7                                 PAGE 5 OF 21 PAGES
- -------------------------                             --------------------------

- ----------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     Cox Investment Company,  Inc.
- ----------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (A)__________
                                                           Not Applicable  (B)__________
- ----------------------------------------------------------------------------------------
3    SEC USE ONLY
- ----------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                      OO (See Item 3)
- ----------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)_____                               Not Applicable
- ----------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
- ----------------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER                        0
SHARES        --------------------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER                      13,440,926
OWNED BY                                                   (Owned Indirectly)**
EACH          --------------------------------------------------------------------------
REPORTING      9  SOLE DISPOSITIVE POWER                   0
PERSON        --------------------------------------------------------------------------
WITH          10  SHARED DISPOSITIVE POWER                 13,440,926
                                                           (Owned Indirectly)**
- ----------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           13,440,926
                                                           (Owned Indirectly)**
- ----------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           Not Applicable
- ----------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    Approximately 5.2%**
- ----------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                             CO
- ----------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes 950,661 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Investment Company, Inc. ("CICI") may be converted at any time on a share-for-share basis.

Amendment No. 3 to Schedule 13D                                    Page 6 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.

     CEI, CDI, CHI and CICI (collectively, the "Cox Corporations") hereby amend their Joint Statement on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995) and Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995) (the Joint Statement on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D and this Amendment No. 3 to Schedule 13D, is collectively referred to herein as the "Schedule 13D"), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this Schedule 13D relates is the Class A Common Stock.

     The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment No. 3 to Schedule 13D is being filed by the Cox Corporations. Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Corporations, are filing separate amendments to their separate statements on Schedule 13D. (See Item 4).

     All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDI, CHI and CICI are holding companies. (See Item 4). The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

     The directors and executive officers of CEI, CDI, CHI and CICI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively, and incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

     (i)  name;
    (ii)  residence or business address; and

Amendment No. 3 to Schedule 13D                                    Page 7 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.

   (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Schedule 13D, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration paid by the ML & Co. Subsidiary (as defined below in Item
4) to CEI on May 29, 1996 under the STRYPES Agreement (as defined below in Item
4), was $216,858,375.

ITEM 4.  PURPOSE OF TRANSACTION

     This Amendment No. 3 to Schedule 13D is being filed to report an agreement with respect to the Company's Class A Common Stock dated as of May 22, 1996 (the "STRYPES Agreement"), among Merrill Lynch & Co., Inc. ("ML & Co."), Merrill Lynch Capital Services, Inc., a wholly owned subsidiary of ML & Co. (the "ML & Co. Subsidiary"), and CEI. Under the STRYPES Agreement, up to 9,775,000 shares of Class A Common Stock indirectly beneficially owned by CEI may be delivered by ML & Co. at maturity or upon redemption of the Structured Yield Product Exchangeable For Stock/sm/, 6% STRYPES/sm/,

___________

/sm/ Service mark of Merrill Lynch & Co., Inc.

Amendment No. 3 to Schedule 13D                                    Page 8 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.


Due June 1, 1999 of ML & Co. (each, a "STRYPES"), subject to ML & Co.'s right to deliver at maturity an amount in cash with an equal value. Pursuant to the terms of the STRYPES Agreement, CEI is obligated to deliver to the ML & Co. Subsidiary immediately prior to the maturity date of the STRYPES, a number of shares of Class A Common Stock equal to the number required by ML & Co. to pay and discharge all of the STRYPES, subject to CEI's right to satisfy such obligation by delivering a specified amount of cash in lieu of such shares. Under the STRYPES Agreement, ML & Co. has agreed to pay and discharge the STRYPES by delivering to the holders thereof at maturity the form of consideration that the ML & Co. Subsidiary receives from CEI. CEI also has the option, exercisable upon the occurrence of certain changes involving taxation, to satisfy and discharge its obligations under the STRYPES Agreement by delivering to the ML & Co. Subsidiary, on a date fixed by CEI for early settlement, cash and shares of Class A Common Stock, equal to the amount and number required by ML & Co. to redeem all of the STRYPES. Under the STRYPES Agreement, ML & Co. has agreed to redeem all of the STRYPES in the event that CEI exercises such option.

     CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns approximately 70.5% of the Class A Common Stock, and
(ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDI, which in turn directly beneficially owns approximately 5.2% of the Class A Common Stock. Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 75.3% of the Class A Common Stock.

     As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Mrs. Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Mrs. Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 75.3% of the Class A Common Stock.

     Assuming the delivery to the ML & Co. Subsidiary of 9,775,000 shares of Class A Common Stock beneficially owned by CHI, which is the maximum number of shares required by ML & Co. to pay and discharge or redeem all of the STRYPES pursuant to the STRYPES Agreement, CHI would beneficially own 180,178,558 shares of Class A Common Stock (including 12,848,235 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 66.9% of the Class A Common Stock.

Amendment No. 3 to Schedule 13D                                    Page 9 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.


     Assuming the delivery to the ML & Co. Subsidiary of 9,775,000 shares of Class A Common Stock, which is the maximum number of shares required by ML & Co. to pay and discharge or redeem all of the STRYPES pursuant to the STRYPES Agreement, CEI would indirectly beneficially own 193,619,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 71.7% of the Class A Common Stock.

     Until such time, if any, as CEI shall have delivered shares of Class A Common Stock to the ML & Co. Subsidiary pursuant to the terms of the STRYPES Agreement, CEI will retain all ownership rights with respect to the shares of Class A Common Stock held by it (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof). Pursuant to the terms of the STRYPES Agreement, CEI has placed in escrow an aggregate of 13,294,000 shares of Class A Common Stock. CEI has also agreed, under certain circumstances, to pledge and grant to MLCS a first priority lien on, and security interest in, and right to set off against, all of CEI's right, title and interest in and to the shares of Class A Common Stock (or, in the event there shall occur a reorganization event, cash, securities and/or other property in lieu thereof) held thereunder.

     CEI has also entered into a Registration Agreement dated as of May 22, 1996 (the "Registration Agreement"), among ML & Co., the Company and CEI, and an Underwriting Agreement dated as of May 22, 1996 (the "Underwriting Agreement"), among ML & Co., CEI and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter of the STRYPES"). Under the Registration Agreement and the Underwriting Agreement, CEI has agreed, among other things, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act of 1933, as amended, with respect to any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 120 days after the date of the Registration Agreement without the prior written consent of the Underwriter of the STRYPES, subject to certain exceptions.

     CEI has no obligations with respect to the STRYPES or amounts to be paid to holders thereof, including any obligation to take the needs of ML & Co. or of holders of the STRYPES into consideration in determining whether to deliver shares of Class A Common Stock or cash or for any other reasons.

     The foregoing description of the STRYPES Agreement, Registration Agreement and Underwriting Agreement is qualified in its entirety by reference to copies of such

Amendment No. 3 to Schedule 13D                                 Page 10 of 21
Cox Enterprises, Inc.
Cox Communications, Inc.

agreements, which are included herewith as Exhibits 7.01 through 7.03, respectively, and are specifically incorporated herein by reference.

     Other than the above-mentioned transactions, none of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). The Cox Corporations understand that any of their respective executive officers and directors that hold shares of the Company's Class A Common Stock do so for investment purposes.

     The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs and general industry and economic conditions. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock or to sell all or any portion of their holdings in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) See Items 11 and 13 of the cover pages for the aggregate number and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations.

     Mrs. Chambers indirectly beneficially owns 203,394,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time). As of March 31, 1996, there was an aggregate of 256,436,754 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 75.3% of the Class A Common Stock.

     Mrs. Anthony indirectly beneficially owns 203,394,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of March 31, 1996, there was an aggregate of 270,235,650 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock may be converted at any time) issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 75.3% of the Class A Common Stock.

Amendment No. 3 to Schedule 13D                                    Page 11 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.

     The Cox Corporations understand that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company's Class A Common Stock:

     John G. Boyette                      500
       (shares beneficial ownership
       with Teresa Boyette)
     John R. Dillon                     1,502
     David E. Easterly                  2,000
     James C. Kennedy                  34,000
     Charles W. Rochner                   200

Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

     (b) See Items 7 and 9 of the cover pages for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

     Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 203,394,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

     The number of shares set forth above as beneficially owned by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony does not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

     Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

Amendment No. 3 to Schedule 13D                                    Page 12 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.


     (c) None of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers and directors, Anne Cox Chambers or Barbara Cox Anthony have effected any open-market transactions in the Class A Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the best knowledge of the persons filing this Schedule 13D, other than the agreements described in Item 4 and filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Cox Corporations, their respective executive officers and directors, Mrs. Chambers or Mrs. Anthony or between any of such persons and any other person which are required to be described under Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 STRYPES Agreement dated as of May 22, 1996, among ML & Co., the ML & Co. Subsidiary and CEI.

Exhibit 7.02 Registration Agreement dated as of May 22, 1996, among ML & Co., the Company and CEI.

Exhibit 7.03 Underwriting Agreement dated as of May 22, 1996, among ML & Co., CEI and the Underwriter of the STRYPES.

Exhibit 7.04 Joint Filing Agreement dated January 29, 1995, among CEI, CHI, CDI and CICI (Incorporated by reference to Exhibit 7.02 to the Cox Corporations' Schedule 13D, filed with the Commission on January 27, 1995).

Amendment No. 3 to Schedule 13D                                    Page 13 of 21
Cox Enterprised, Inc.
Cox Communications, Inc.


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      COX ENTERPRISES, INC.


            June 28, 1996             By:   /s/   Andrew A. Merdek
      ------------------------            ----------------------------
                Date                        Andrew A. Merdek, Esq.

Amendment No. 3 to Schedule 13D                                    Page 14 of 21
Cox Holdings, Inc.
Cox Communications, Inc.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      COX HOLDINGS, INC.

            June 28, 1996             By:   /s/   Andrew A. Merdek
      ------------------------            ----------------------------
                Date                        Andrew A. Merdek, Esq.

Amendment No. 3 to Schedule 13D                                    Page 15 of 21
Cox Discovery, Inc.
Cox Communications, Inc.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      COX DISCOVERY, INC.


            June 28, 1996             By:   /s/   Andrew A. Merdek
      ------------------------            ----------------------------
                Date                        Andrew A. Merdek, Esq.

Amendment No. 3 to Schedule 13D                                    Page 16 of 21
Cox Investment Company, Inc.
Cox Communications, Inc.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      COX INVESTMENT COMPANY, INC.


            June 28, 1996             By:   /s/   Andrew A. Merdek
      ------------------------         ----------------------------
                Date                        Andrew A. Merdek, Esq.

                      SCHEDULE I:  COX ENTERPRISES, INC.

                       EXECUTIVE OFFICERS AND DIRECTORS

                                                                                             Name and Address
                                                                   Principal                 of Corporation or
                                   Business or                    Occupation                Other Organization
          Name                  Residence Address                or Employment               in Which Employed
- ------------------------  -----------------------------  -----------------------------  ---------------------------
James C. Kennedy*         Cox Enterprises, Inc.          Chairman, Chief Executive      Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Officer                        1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

David E. Easterly*        Cox Enterprises, Inc.          President, Chief Operating     Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Officer                        1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

John R. Dillon*           Cox Enterprises, Inc.          Sr. Vice President & Chief     Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Financial Officer              1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Preston B. Barnett        Cox Enterprises, Inc.          Vice President, Tax            Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE                                     1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

John G. Boyette           Cox Enterprises, Inc.          Vice President and             Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Controller                     1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Timothy W. Hughes         Cox Enterprises, Inc.          Sr. Vice President,            Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Administration                 1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

William L. Killen, Jr.    Cox Enterprises, Inc.          Vice President, New Media      Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE                                     1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Marybeth Leamer           Cox Enterprises, Inc.          Vice President, Human          Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Resources                      1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Alexander V.              Cox Enterprises, Inc.          Vice President, Public         Cox Enterprises, Inc.
 Netchvolodoff            1400 Lake Hearn Drive, NE      Policy                         1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Charles W. Rochner        Cox Enterprises, Inc.          Vice President, Corporate      Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Security                       1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Barbara Cox Anthony*      Cox Enterprises, Inc.          Vice President                 Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE                                     1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Anne Cox Chambers*        Cox Enterprises, Inc.          Vice President                 Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE                                     1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319


                                                                                             Name and Address
                                                                   Principal                 of Corporation or
                                   Business or                    Occupation                Other Organization
          Name                  Residence Address                or Employment               in Which Employed
- ------------------------  -----------------------------  -----------------------------  ---------------------------
Andrew A. Merdek          Cox Enterprises, Inc.          Vice President, Legal          Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Affairs and Corporate          1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319              Secretary                      Atlanta, GA 30319

Dean H. Eisner            Cox Enterprises, Inc.          Vice President, Business       Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Development and Planning       1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Richard J. Jacobson       Cox Enterprises, Inc.          Treasurer                      Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE                                     1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Arthur M. Blank           The Home Depot, Inc.           Director, Cox Enterprises,     The Home Depot, Inc.
                          One Paces West                 Inc.; President, Chief         One Paces West
                          2727 Paces Ferry Road, NW      Operating Officer, The         2727 Paces Ferry Road, NW
                          Atlanta, GA 30339              Home Depot, Inc.               Atlanta, GA 30339

Thomas O. Cordy           CI Cascade Corporation         Director, Cox Enterprises,     CI Cascade Corporation
                          5350 Cascade Road              Inc.; President, CI Cascade    5350 Cascade Road
                          Atlanta, GA 30331              Corporation                    Atlanta, GA 30331

Carl R. Gross             Cox Enterprises, Inc.          Director, Cox                  Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE      Enterprises, Inc.              1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319                                             Atlanta, GA 30319

Ben F. Love               Texas Commerce Bank, N.A.      Director, Cox                  Texas Commerce Bank, N.A.
                          600 Travis Street              Enterprises, Inc.; Director,   600 Travis Street
                          Houston, TX 77252              Consultant of Texas            Houston, TX 77252
                                                         Commerce Bank, N.A.

Paul J. Rizzo             73 Weaver Street  (residence)  Director, Cox                  N/A
                          Unit #16                       Enterprises, Inc.; Vice
                          Greenwich, CT 06830            Chairman (retired 1/1/95) of
                                                         IBM Corporation

David C. Scott            Cox Enterprises, Inc.          Vice President, Internet       Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, N.E.                                   1400 Lake Hearn Drive, N.E.
                          Atlanta, GA  30319                                            Atlanta, GA  30319

*  Also a Director.

                       SCHEDULE II:  COX DISCOVERY, INC.

                       EXECUTIVE OFFICERS AND DIRECTORS

                                                                                     Name and Address
                                                            Principal                of Corporation or
                              Business or                  Occupation               Other Organization
        Name               Residence Address              or Employment              in Which Employed
- ---------------------  -------------------------  -----------------------------  -------------------------
Preston B. Barnett     Cox Enterprises, Inc.      Vice President, Cox            Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Discovery, Inc.; Vice          1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          President, Tax, Cox            Atlanta, GA 30319
                                                  Enterprises, Inc.

Andrew A. Merdek*      Cox Enterprises, Inc.      Secretary, Cox Discovery,      Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Inc.; Vice President, Legal    1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          Affairs and Corporate          Atlanta, GA 30319
                                                  Secretary, Cox Enterprises,
                                                  Inc.

John R. Dillon*        Cox Enterprises, Inc.      President, Cox Discovery,      Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Inc.; Sr. Vice President and   1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          Chief Financial Officer, Cox   Atlanta, GA 30319
                                                  Enterprises, Inc.

Dean H. Eisner*        Cox Enterprises, Inc.      Vice President, Cox            Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Discovery, Inc.; Vice          1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          President, Business            Atlanta, GA 30319
                                                  Development and Planning,
                                                  Cox Enterprises, Inc.

Richard J. Jacobson    Cox Enterprises, Inc.      Treasurer, Cox Discovery,      Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Inc.; Treasurer, Cox           1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          Enterprises, Inc.              Atlanta, GA 30319

*  Also a Director.

                       SCHEDULE III:  COX HOLDINGS, INC.

                       EXECUTIVE OFFICERS AND DIRECTORS

                                                                                        Name and Address
                                                               Principal                of Corporation or
                                 Business or                  Occupation               Other Organization
          Name                Residence Address              or Employment              in Which Employed
- ------------------------  -------------------------  -----------------------------  -------------------------
John R. Dillon*           Cox Enterprises, Inc.      President, Cox Holdings,       Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE  Inc.; Sr. Vice President,      1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319          Chief Financial Officer, Cox   Atlanta, GA 30319
                                                     Enterprises, Inc.

Dean H. Eisner*           Cox Enterprises, Inc.      Vice President, Cox            Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE  Holdings, Inc.; Vice           1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319          President, Business            Atlanta, GA 30319
                                                     Development and Planning,
                                                     Cox Enterprises, Inc.

William L. Killen, Jr.    Cox Enterprises, Inc.      Vice President, Cox            Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE  Holdings, Inc.; Vice           1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319          President, New Media, Cox      Atlanta, GA 30319
                                                     Enterprises, Inc.

Andrew A. Merdek*         Cox Enterprises, Inc.      Secretary, Cox Holdings,       Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE  Inc.; Vice President, Legal    1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319          Affairs and Corporate          Atlanta, GA 30319
                                                     Secretary, Cox Enterprises,
                                                     Inc.

Richard J. Jacobson       Cox Enterprises, Inc.      Treasurer, Cox Holdings,       Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE  Inc.; Treasurer, Cox           1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319          Enterprises, Inc.              Atlanta, GA 30319

Preston B. Barnett        Cox Enterprises, Inc.      Vice President, Cox            Cox Enterprises, Inc.
                          1400 Lake Hearn Drive, NE  Holdings, Inc.; Vice           1400 Lake Hearn Drive, NE
                          Atlanta, GA 30319          President, Tax, Cox            Atlanta, GA 30319
                                                     Enterprises, Inc.

*  Also a Director.

                  SCHEDULE IV:  COX INVESTMENT COMPANY, INC.

                       EXECUTIVE OFFICERS AND DIRECTORS

                                                                                    Name and Address
                                                           Principal                of Corporation or
                              Business or                  Occupation              Other Organization
        Name               Residence Address             or Employment              in Which Employed
- ---------------------  -------------------------  ----------------------------  -------------------------
John R. Dillon*        Cox Enterprises, Inc.      President, Cox Investment     Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Company, Inc.; Sr. Vice       1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          President & Chief Financial   Atlanta, GA 30319
                                                  Officer, Cox Enterprises,
                                                  Inc.

Dean H. Eisner*        Cox Enterprises, Inc.      Vice President and            Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Treasurer, Cox Investment     1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          Company, Inc.; Vice           Atlanta, GA 30319
                                                  President, Business
                                                  Development and Planning,
                                                  Cox Enterprises, Inc.

Preston B. Barnett     Cox Enterprises, Inc.      Vice President, Cox           Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Investment Company, Inc.;     1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          Vice President/Tax, Cox       Atlanta, GA 30319
                                                  Enterprises, Inc.

Andrew A. Merdek*      Cox Enterprises, Inc.      Secretary, Cox Investment     Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Company, Inc.; Vice           1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          President/Legal Affairs and   Atlanta, GA 30319
                                                  Corporate Secretary, Cox
                                                  Enterprises, Inc.

Richard J. Jacobson    Cox Enterprises, Inc.      Treasurer, Cox Investment     Cox Enterprises, Inc.
                       1400 Lake Hearn Drive, NE  Company, Inc.; Treasurer,     1400 Lake Hearn Drive, NE
                       Atlanta, GA 30319          Cox Enterprises, Inc.         Atlanta, GA 30319

*  Also a Director.